Mail Stop 6010
      September 1, 2005

Michael R. Davin
Cynosure, Inc.
5 Carlisle Road
Westford, MA 01886

Re:	Cynosure, Inc.
      Registration Statement on Form S-1
      Filed August 11, 2005
	File No. 333-127463

Dear Mr. Davin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page
1. Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also, note that we may have additional comments after you file this information.

2. Briefly explain that you will have two classes of common stock outstanding after this offering and that the class B common stock will have enhanced voting rights. State the percentage of class B common stock El.En. will hold after the offering.

Summary, page 1

3. We note the risk factor on page 14, which states that you derived
4-6% of your revenues from your distribution relationship with El.En.
for PhotoLight, PhotoSilk and Tri-Active LaserDermology products. Briefly describe here which products are responsible for a material portion of your revenues, and expand the Business section to discuss in more detail.
4. Provide support for the industry statistics and studies cited throughout the filing. Advise whether the registrant paid Michael Moretti/Medical Insight, Inc., and other named sources for the market research, and advise whether each source consented to the reference to its name and the use of its industry data in the filing.
5. Briefly define "non-traditional physician customers."

Relationship with El.En. S.p.A., page 4
6. Expand to disclose El.En.`s current ownership interest. Also identify any other principal shareholders.
7. Please revise the discussion of the indemnity payments to underwriters to more specifically describe the indemnity provisions of the underwriting agreement underlying your potential liability to
El.En. Provide full details in the cross-referenced section or elsewhere.
Our Dual Class Capital Structure, page 4
8. Please revise the first sentence to clarify, if true, that you presently have only one class of equity security, i.e., common stock.

Risk Factors, page 8

The expense and potential unavailability..., page 12

9. Please provide a more detailed discussion in the Business or MD&A section to describe the extent to which your revenues have been adversely affected by the unavailability of malpractice insurance coverage for customers using your products.

Risks related to our relationship with El.En., page 13

10. At an appropriate place in the prospectus, please provide a detailed discussion of the anticipated ongoing control relationship with El.En. For example, it is unclear whether and when El.En.`s intends to divest itself of the Class B shares, and, if so, how that determination will influence its commercial relationships with you, and potential competitive activities.

If we fail to comply with state laws..., page 19

11. Expand to address whether there have been any instances where you have been found to have sold your products to other than "licensed practitioners."

New regulations may limit..., page 20

12. If material, describe recent instances where changing regulation has limited the marketability of your products.
Capitalization, page 25

13. "Cash and cash equivalents" is not a component of capitalization for purposes of this disclosure. Please revise to delete that item from the capitalization table.

Dilution, page 26

14. We note the bullet at the bottom of the page. Please expand the disclosure to explain how the amounts and percentages in the table would change if you assume exercise of all the outstanding stock options.

15. Reconcile the disclosure in footnotes (1) and (2) with the disclosure under the caption "Stock Issuances" on page 80.




Business, page 47

Overview, page 47

16. We note your disclosure that you have introduced 11 new
products
since 2002 and your reference to your "strong reputation
established
over 14 years."   Please expand the disclosure to discuss in more
detail the business of the registrant prior to the acquisition by El.En. Also discuss in more detail the comprehensive reorganization that took place in 2003.

Sales and Marketing, page 58

17. Discuss customer purchase financing options provided by you or third parties.

Certain Relationships and Related Party Transactions, page 80

18. Reconcile the disclosure here, which states that you issued class
B common stock, with disclosure elsewhere, which makes no reference to class B common stock or specifically states that no shares are authorized or outstanding. See, for example, page 25.

Description of Capital Stock, page 84

19. Please revise to clarify the term "class B conversion date."
Is
this a specific date?  If not, what will trigger its occurrence?

Approval Rights of Holders of Class B Common Stock, page 86

20. We note the last paragraph under this caption. Expand the disclosure on pages 5 and 13 to discuss.

21. Reconcile this disclosure with that on page 87, which states, "Because of our dual class structure, El.En. will continue to be able to control our board of directors even if it owns less than 50% of the shares our of (sic) outstanding common stock."




Underwriting, page 97

Electronic Distribution

22. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

- the communications used;
- the availability of the preliminary prospectus;
- the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
- the funding of an account and payment of the purchase price.

Finally tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

We may have further comment.

Financial Statements

23. Please update the financial statements when required by Rule
3-12
of Regulation S-X.






Note 1. Summary of Significant Accounting Policies, page F-8

Inventory, page F-9

24. With respect to demonstration equipment not sold within a year, please expand to clarify how you measure the amount transferred to fixed assets. Since this equipment would apparently be considered "used," please clarify whether lower of cost or market adjustments are necessary, including how those adjustments are measured.

Revenue Recognition, page F-10

25. We see that you distribute products for El.En.. With respect to those products, tell us about your consideration of the financial reporting guidance from EITF 99-19.
26. We see your extensive use of distributors. Tell us about the significant terms of sales to or through distributors. Show us that it is appropriate to recognize revenue on transactions with distributors prior to re-sale to third party customers.

Note 3. Segment and Geographic Information, page F-15

27. Revise to also disclose domestic sales; that is, the amount of sales attributed to the United States. Refer to paragraph 38(a) to
SFAS 131.
28. We note your disclosure of "net assets by geographic area." Please revise to also disclose the amounts of long lived assets by geographic area. See paragraph 38(b) of SFAS 131.

Note 5. Investment in Sona MedSpa, page F-16

29. Show us how you applied the S-X Rule 3-09 income test in assessing whether financial statements should be provided for the investment in Sona MedSpa.
30. Tell us about the significant terms and conditions of the amended laser placement and revenue sharing arrangement with the new owners of Sona MedSpa. Clarify how you measure revenues under the arrangement. Also tell us whether you have continuing service, maintenance or other obligations with respect to the placed equipment. Tell us how these obligations, if any, are considered in your revenue practices.

Note 9. Stock-Based Compensation, page F-19

31. Provide us with an itemized chronological schedule detailing each issuance of stock options and warrants for the twelve months ended June 30, 2005 and through the date of your response. Include the following information for each issuance or grant date:
a. Number of shares issued or issuable in the grant,
b. Purchase price or exercise price per share,
c. Any restriction or vesting terms,
d. Identity of the recipient and relationship to the company,
e. Nature and terms of any concurrent transactions with the recipient,
f. Amount of any recorded compensation and,
g. The timing of all offering discussions with your underwriters, including possible offering pricing ranges.

Tell us how you determined the fair value of your common shares for stock compensation purposes. Highlight any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share. Progressively bridge management`s estimate of fair value per share to the current estimated IPO price per share, and identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Please note that we will not conclude our evaluation of your response until you have included an offering price in the filing.

Note 12. Commitments and Contingencies, page F-24

32. Expand to also make disclosure about the potential impact of pending litigation on results of operations and cash flows.
Alternatively, express your assertion in terms of the financial statements taken as a whole.

Exhibits

33. Please include an updated and signed consent from your independent auditors with any amendment.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Patrick Enunwaonye at (202) 551-3545 or Gary Todd, accounting reviewer, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.
Please contact Alan Morris at (202) 551-3601 or me at (202) 551-
3800
with any other questions.

      					Sincerely,



      					Peggy Fisher
      					Assistant Director

cc.  Corey C. Dufresne (Wilmer Cutler-Boston)
Via FAX (617) 526-5000


Michael R. Davin
Cynosure, Inc.
September 1, 2005
Page 9